FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2006

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F [X] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes___ No [X]
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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a Share Statement No. 1 - 2006 issued by A/S STEAMSHIP COMPANY TORM to the Copenhagen Stock Exchange on April 3, 2006.
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Exhibit 1
---------


SHARE STATEMENT No. 1 - 2006


3 April 2006



According to section 28a of the Danish Securities Trading Act, TORM must report transactions made by senior staff and related parties in TORM's shares and related securities:


Name                   Gabriel Panayotides

Reason                 Member of the Board of Directors
Issuer                 A/S Dampskibsselskabet TORM
Securities code        DK0010281468
Name/description       Shares
Transaction            Purchase
Trade date             31 March 2006
Market                 Copenhagen Stock Exchange
Number                 8,140
Market value in DKK    2,051,035.80


A/S Dampskibsselskabet TORM
Contact person:   Klaus Kjaerulff, CEO (tel.: +45 39 17 92 00)
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: April 7, 2006
                                               By: /s/ Klaus Nyborg
                                                  --------------------------
                                                  Klaus Nyborg
                                                  Chief Financial Officer
SK 03810 0001 659698